CONFIDENTIAL TREATMENT REQUESTED BY CENTRAL PACIFIC FINANCIAL CORP.

CPF-1

March 31, 2011

Mr. Michael Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	Central Pacific Financial Corp.
Registration Statement on Form S-1 (File No. 333-172479)

Dear Mr. Clampitt:

Reference is made to the letter dated March 31, 2011 (the “Public Letter”) addressed to you from Sullivan & Cromwell LLP in response to your letter, dated March 25, 2011 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Central Pacific Financial Corp.’s Registration Statement on Form S-1 filed February 28, 2011 (File No. 333-172479) (the “Form S-1”).

On behalf of our client, Central Pacific Financial Corp., a Hawaii corporation (the “Company”), we submit the following response which is redacted from the Public Letter.  An unredacted version of this letter was submitted to the Commission’s Division of Corporate Finance.  The information provided in this letter has been supplied by the Company, which is solely responsible for it.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in Amendment No. 1 (“Amendment No. 1”) to the Form S-1 enclosed with the Public Letter.  For your convenience, we have included the Staff’s comment below in bold and keyed our response accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY CENTRAL PACIFIC FINANCIAL CORP.

Mr. Michael Clampitt	CPF-2

26.	Please identify any sales agents and/or principals and disclose the amount of any fees or commissions earned by them in connection with the transactions discussed in this section.

Response:

Sandler O’Neill & Partners, L.P. (“Sandler”) acted as the Company’s placement agent in the Private Placement.  The Company paid Sandler at the closing of the Private Placement a placement fee of [***] and [***] in reimbursement of its out-of-pocket expenses.  In addition, Sandler is entitled to a fee in connection with the Rights Offering equal to [***] of up to the $20 million aggregate purchase price.

CONFIDENTIAL TREATMENT REQUESTED BY CENTRAL PACIFIC FINANCIAL CORP.

Mr. Michael Clampitt	CPF-3

If you have any questions regarding this letter, please contact the undersigned at (310) 712-6630.

Sincerely,

/s/ Alison S. Ressler

Alison S. Ressler

cc:	Glenn K.C. Ching (Central Pacific Financial Corp.)